

Mail Stop 3561

August 10, 2009

Mr. Michael Zaroff
President
Madison Enterprises Group, Inc.
488 Madison Avenue, Suite 1100
New York, NY 10022

RE: Madison Enterprises Group, Inc.
File No. 333-142666
Amendment No. 8 to Form S-1
Filed July 24, 2009

Dear Mr. Zaroff:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   We note your response to prior comments one and nine from our letter dated June 15, 2009. Your revised disclosure indicates that you will determine if the broker dealer arranged for the sale in compliance with applicable "Blue Sky" laws and that "the selling shareholder is required to execute the escrow agreement prior to selling." Rule 419(b)(4) requires the escrow agreement to be fully executed by each party at the time of effectiveness. Please revise to have each selling shareholder execute this agreement.

<u>Prospectus cover page</u>

2.   Please revise to indicate that this is a resale registration statement and that the shares were initially sold at $.10 per share.

<u>Summary, page 1</u>

3.   We note your response to prior comments six and eight but believe additional disclosure is warranted. In an appropriate section, briefly revise to summarize the terms of the escrow agreement and its operation.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director